FOR IMMEDIATE RELEASE

                    NEW YORK, NEW YORK, MAY 16, 1995 . . . Grow
          Group, Inc. ("Grow") (NYSE:GRO) announced today that it has been advised by the Federal Trade Commission that Imperial Chemical Industries, PLC ("ICI"), has received early termination of the Hart-Scott-Rodino waiting period with respect to its proposed acquisition of Grow.

                    Grow also said that it has been advised by the Federal Trade Commission that The Sherwin-Williams Company also will receive early termination of the Hart-Scott-Rodino waiting period with respect to its proposed acquisition of Grow.